PAULSON INVESTMENT COMPANY, INC. LETTERHEAD

June 16, 2005

United States Securities & Exchange Commission
Mr. John Reynolds
Assistant Director Office of Emerging Growth Companies
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549

Via Facsimile

RE:	NuVim, Inc. Registration Statement Form SB-2, File Number 333-120938

          Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned hereby requests acceleration of the effective date of the above referenced registration statement to Monday, June 20th, 2005 4:15 p.m. Eastern Time or as soon thereafter as is practicable.

Sincerely,

PAULSON INVESTMENT COMPANY, INC.

By:	/s/ TRENT D. DAVIS

Trent D. Davis CEO

811 S.W. Naito Parkway  •  Suite 200  •  Portland, Oregon 97204  •  (503) 243-6000
 Member NASD & SIPC